

February 27, 2023

Jorge Juantorena
Partner
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006

>   **Re: Banco Santander Mexico S.A., Institucion de Banca Multiple, Grupo**
>   **Financiero Santander Mexico**
>   **Schedule 14D9**
>   **Filed February 17, 2023**
>   **File No. 005-90381**

Dear Jorge Juantorena:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. All defined terms have the same meaning as in your filing.

Schedule 14D9 filed February 17, 2023

Item 4. The Solicitation or Recommendation, page 3

1.   We note the following disclosure that the Committee "resolved that the Offers comply with the requirements established under Mexican Law, including the requirements of section 1, subsection b) and section II of Article 108 of the Mexican Securities Market Law." Please explain the Mexican Law requirements that apply here, including the specific provisions cited and explain how the Offers comply with such requirements. In revised and expanded disclosure, describe the Committee's analysis in reaching such conclusion, including the factors it considered and how it analyzed each.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Michael Killoy at (202) 551-7576 or Christina Chalk at (202) 551-3263.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions